UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January, 2024

Commission File Number 001-39670

PURETECH HEALTH PLC

(Translation of registrant’s name into English)

6 Tide Street, Suite 400

Boston, Massachusetts 02210

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 9, 2022, PureTech Health plc (LSE: PRTC, Nasdaq: PRTC) (the “Company”) announced the commencement of a $50 million share repurchase program (the “Program”) of its ordinary shares of one pence each (“Ordinary Shares”). The Company plans to execute the Program in two equal tranches, the first of which was completed on October 26, 2022. In respect of each of the two tranches, PureTech entered into an irrevocable non-discretionary instruction with Jefferies International Limited (“Jefferies”) in relation to the purchase by Jefferies of Ordinary Shares for an aggregate consideration (excluding expenses) of no greater than $25 million and the simultaneous on-sale of such Ordinary Shares by Jefferies to PureTech. Jefferies makes its trading decisions in relation to the Ordinary Shares independently of, and uninfluenced by, the Company. Purchases may continue during any close period to which the Company is subject. Any purchase of Ordinary Shares under the second tranche of the Program are carried out on the London Stock Exchange and any other UK recognized investment exchange which may be agreed, in accordance with pre-set parameters and in accordance with, and subject to limits, including those limits related to daily volume and price, prescribed by the Company’s general authority to repurchase Ordinary Shares granted by its shareholders at its most recent annual general meeting on June 13, 2023, Chapter 12 of the Financial Conduct Authority’s UK Listing Rules, Article 5(1) of Regulation (EU) No. 596/2014 (as incorporated into UK domestic law by the European Union (Withdrawal) Act 2018) and Commission Delegated Regulation (EU) 2016/1052 (as incorporated into UK domestic law by the European Union (Withdrawal) Act 2018). All Ordinary Shares repurchased under the Program will be held in treasury.

During the month ended January 31, 2024, the Company had the following daily purchases of its own Ordinary Shares under the Program through Jefferies:

Date	Ordinary Shares Repurchased	Volume Weighted Average Price Paid per Ordinary Share	Highest Price Paid	Lowest Price Paid
January 2, 2024	12,161	187.73p	188.00p	186.20p
January 3, 2024	89,059	192.77p	197.80p	186.80p
January 4, 2024	90,197	198.27p	199.20p	196.80p
January 5, 2024	47,027	201.07p	202.50p	200.50p
January 8, 2024	26,079	206.97p	207.50p	204.00p
January 9, 2024	92,828	209.10p	210.50p	207.00p
January 10, 2024	117,693	203.71p	207.50p	199.40p
January 11, 2024	116,937	192.39p	201.00p	188.60p
January 12, 2024	110,778	192.95p	195.60p	183.00p
January 15, 2024	69,294	188.90p	190.40p	187.00p
January 16, 2024	96,789	186.84p	188.00p	185.40p
January 17, 2024	75,968	183.04p	186.20p	181.40p
January 18, 2024	63,487	189.98p	191.40p	186.40p
January 19, 2024	75,081	188.15p	190.40p	186.40p
January 22, 2024	76,463	191.85p	194.40p	189.60p

January 23, 2024	75,402	191.64p	194.80p	189.80p
January 24, 2024	35,192	195.69p	198.00p	192.80p
January 25, 2024	46,146	196.93p	198.60p	194.40p
January 26, 2024	71,561	198.69p	201.00p	196.80p
January 29, 2024	54,835	196.22p	198.60p	194.00p
January 30, 2024	58,677	198.31p	201.50p	195.20p
January 31, 2024	85,203	197.69p	198.40p	196.20p

During the month ended January 31, 2024, the Company repurchased an aggregate of 1,586,857 Ordinary Shares. As of January 31, 2024, the Company’s issued share capital was 289,468,159 shares, 19,201,285 of which were held in treasury, resulting in total voting rights in the Company of 270,266,874 shares. To view the details of the individual transactions, please paste the following URL(s) into the address bar of your browser with respect to each individual date of repurchase under the Program:

January 2, 2024: https://data.fca.org.uk/artefacts/NSM/RNS/5020285.html

January 3, 2024: https://data.fca.org.uk/artefacts/NSM/RNS/5021785.html

January 4, 2024: https://data.fca.org.uk/artefacts/NSM/RNS/5023116.html

January 5, 2024: https://data.fca.org.uk/artefacts/NSM/RNS/5024534.html

January 8, 2024: https://data.fca.org.uk/artefacts/NSM/RNS/5026060.html

January 9, 2024: https://data.fca.org.uk/artefacts/NSM/RNS/5027519.html

January 10, 2024: https://data.fca.org.uk/artefacts/NSM/RNS/5028977.html

January 11, 2024: https://data.fca.org.uk/artefacts/NSM/RNS/5030521.html

January 12, 2024: https://data.fca.org.uk/artefacts/NSM/RNS/5031994.html

January 15, 2024: https://data.fca.org.uk/artefacts/NSM/RNS/5033545.html

January 16, 2024: https://data.fca.org.uk/artefacts/NSM/RNS/5035014.html

January 17, 2024: https://data.fca.org.uk/artefacts/NSM/RNS/5036591.html

January 18, 2024: https://data.fca.org.uk/artefacts/NSM/RNS/5038077.html

January 19, 2024: https://data.fca.org.uk/artefacts/NSM/RNS/5039559.html

January 22, 2024: https://data.fca.org.uk/artefacts/NSM/RNS/5041268.html

January 23, 2024: https://data.fca.org.uk/artefacts/NSM/RNS/5042765.html

January 24, 2024: https://data.fca.org.uk/artefacts/NSM/RNS/5044274.html

January 25, 2024: https://data.fca.org.uk/artefacts/NSM/RNS/5045798.html

January 26, 2024: https://data.fca.org.uk/artefacts/NSM/RNS/5048616.html

January 29, 2024: https://data.fca.org.uk/artefacts/NSM/RNS/5048832.html

January 30, 2024: https://data.fca.org.uk/artefacts/NSM/RNS/5050375.html

January 31, 2024: https://data.fca.org.uk/artefacts/NSM/RNS/5051986.html

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PURETECH HEALTH PLC

Date: February 5, 2024	By:	/s/ Daphne Zohar
Name: Daphne Zohar
Title: Chief Executive Officer